# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackRock 2037 Municipal Target Term Trust, CIK 0001832871
CUSIP: 09262G207
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 500; sole dispositive power 0; shared dispositive power 500; aggregate amount beneficially owned 500 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BlackRock 2037 Municipal Target Term Trust
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated October 1, 2025 and filed with the SEC on October 7, 2025, (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate demand preferred shares ("VRDP Shares") of BlackRock 2037 Municipal Target Term Trust (the "Issuer").

This Amendment is being filed in relation to the amendment to the fee agreement, dated October 1, 2025 (the "VRDP Fee Agreement"), relating to the VRDP Shares of the Issuer.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
'Item 2 (d) of the Original Schedule 13D is hereby amended by:
deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"Effective as of November 5, 2026, the VRDP Fee Agreement, dated as of October 1, 2025, has been amended by the Omnibus Amendment to Fee Agreements, dated November 5, 2026."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.3 Schedule I
99.4 Schedule II
99.9 Omnibus Amendment to Fee Agreements, dated November 5, 2026

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (11/09/2026)
- Banc of America Preferred Funding Corp: /s/ Monica Yako, Authorized Signatory (11/09/2026)